400 West Sycamore Street, Independence, KS 67301

T: 855-200-6964, F: 913-273-0462, E: info@midwestog.com

January 26, 2015

United States Securities Exchange Commission

Attention: Karl Hiller, Branch Chief

          cc: via email Joseph Klinko (kinkoj@SEC.GOV)

Division of Corporate Finance

Washington, DC 20549

Re:

Midwest Oil and Gas Inc.

-Form 10-K for the Fiscal Year ended January 31, 2014 (filed May 29, 2014)

-Form 10-Q for the Fiscal Quarter ended October 31, 2014 (filed December 22, 2014)

Dear Mr. Hiller:

Thank you for this opportunity to respond to the questions and issues raised in your letter of January 12, 2015.  Even though we are a small reporting company we do take our reporting obligations very seriously and our initial thoughts and comments are shown below using the same numbered points in your letter. We do believe our filings were correct when they were filed but certainly understand and appreciate that additional clarification may be needed and/or desirable.  Accordingly we are more than willing to modify or change any of the initial comments that we show below after your staff has had an opportunity to read and our comments.

We would welcome the opportunity to speak directly to your staff so that we may further understand what we must do to fully and completely fulfill our reporting obligations.

Form 10-K for the Fiscal Year ended January 31, 2014

1) In re-reading Item 1202 of Regulation S-K we do not find any discussion about general discussion concerning other disclosure. This item relates to reserves and the values derived from such reserve calculations.  Your comment seems at odd with the other requirements that we should provide forward looking statements which is what we have strived to do.   We do have an independent report from which this information was derived which includes the valuation report.  This report was originally included in error with our initial filing and was removed in our amended Form 10-K filing.  We do not necessarily agree or disagree with the valuation report as mandated by the State of Kansas, their methodology serves the State of Kansas however since that information is publicly available we took the view that the basic information should be disclosed in our SEC filings with the added disclosure that the stated values do not approach a fair market value or cash value. We think this disclosure is appropriate.

We welcome your input on this information and how to deal with it.  We are more than willing to modify this information and our preference would be to do so prospectively in our next 10-K filing. We are concerned that any removal of this information may inadvertently cause more attention to these figures and without a disclaimer may be detrimental to the public’s best interest.

400 West Sycamore Street, Independence, KS 67301

T: 855-200-6964, F: 913-273-0462, E: info@midwestog.com

Similarly your comment about the status of properties adjacent to ours. Please keep in mind that the well spacing in this area one well for every 20 acres which means the wells are very close.  The State of Kansas and its geological department used information on adjacent leases as well as historical production rates to ascribe production values to our leases for the valuation. In additional the figure of 31BOPD also conformed to the last historical production from the leases which was also 31BOPD. Our consulting geologist and independent appraiser also thought the 31BOPD production estimate was accurate. We agreed.

However in reviewing this information we would propose the following additional information on a prospective basis.

“Any reference to production values from adjacent properties, no matter how close, or historical production from our leases should not be relied upon to as to what future production, if any, might be achieved.”

2) Note 1-Nature of Operations

We agree that additional disclosure on our accounting policies is needed for our oil and gas activities.

We attached to this response is our proposed additional disclosures for the fiscal year ended January 31, 2015

3) Note 2 –Acquisition of Assets

The diamond assets were acquired with an effective date of January 31, 2013. We acknowledge that due to the travel schedule of our president he did not sign the agreement until February however the written agreement is clear that the effective date of the purchase was January 31st

The Company wrote off all capitalized costs associated with the purchase.

 We appreciate the comments and reference to FASB ASC 360-10-35-17.as well as FASB ASC 230-10-45-28. Both of those sections relate to the “impairment of assets” which also requires the assets are still being held.  We do not believe either of these sections applies to our situation. In our case we no longer hold the assets.

We would welcome further discussion on this point to fully understand this issue.

4) Note 5-Purchase of Oil Assets

Thank you for the opportunity to clarify this issue.

These assets were purchased with an effective date of January 31, 2014. The contract was signed on January 27, 2014.  The shares for this transaction were issued on April 21, 2014.

400 West Sycamore Street, Independence, KS 67301

T: 855-200-6964, F: 913-273-0462, E: info@midwestog.com

We understand and appreciate the apparent confusion over the wording in the 10K which used the word “closed” however that was in the narrow reference of issuing shares to the seller.

As requested we have attached a copy of the agreement. We would ask that this agreement be “Confidential” as to the purchase terms which may negatively impact our future and pending acquisitions on other properties. We can provide a marked version eliminating confidential information if your office believes the edited version needs to be made public.

Form 10-Q for the Fiscal Quarter ended October 31, 2014

5) Your comment relates to the termination notice we received from the seller.  We understand and appreciate your comments concerning the implication of the notice. We have had extensive communication with the seller and have confirmed that the payment of the $15,000 described in the 10Q will cure the default and eliminate the notice of termination. The agreement between our company and seller does not specific the exact mechanics of default, termination or methods of curing either default or termination.

We do not believe our interests in the properties will be lost however we did believe that it was appropriate to disclose the notice of termination and that a $15,000 payment was needed.

If additional disclosure is needed on this point we would suggest making the clarification on the SEC form 8K which would also disclose the $15,000 has been made. This new disclosure would thus eliminate any doubt or uncertainty on the notice of termination.

Concluding remarks

We also wish to acknowledge the following:

-The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the SEC.

-SEC staff comments or changes to the disclosures we make in response to SEC staff comments do not foreclose the Commission from taking any action with the respect to our SEC filings; and

-The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel Martinez.

President

3